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05007198

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GGL Diamond Corp.

*CURRENT ADDRESS

PROCESSED
APR 25 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1209 FISCAL YEAR 11-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DAT : 4/15/05

# GGL
## Diamond Corp.


1 mm

# 2004 ANNUAL REPORT

**FRONT COVER**

**Photo of one of the macrodiamonds from the Doyle kimberlite sill.**

# GGL Diamond Corp.

## Directors' Report to Shareholders

March 23, 2005

Dear Shareholders,

We are at an important juncture in our history. Operating over the past few years with comparatively scarce resources – but with the support of our dedicated consultants and crews – we have systematically and rigorously explored our prospects and accumulated critical data and evidence allowing us to narrow our focus so that today, in several areas, we think we are on the verge of a breakthrough. We believe our shareholders will be rewarded for sticking with GGL and our disciplined approach.

With the exception of the Doyle joint venture project with De Beers, all of our projects are 100% owned by GGL. All are in advanced stages of exploration, in that we have either already defined drill targets or we are well on the way to defining the drill targets. (For more details about these projects, please read our Management Discussion and Analysis.)

It has been an eventful year.

In June 2004, De Beers informed GGL it would survey and take to lease claims covering 15,380 acres in the Doyle Lake project. These claims lie immediately south of the Mountain Province (Gahcho Kue) kimberlite pipes. GGL has submitted an exploration plan for these claims and we are looking forward to discussing the next steps with De Beers, our joint venture partner.

The remaining claims at Doyle Lake, including the diamond-bearing kimberlite sill, have been returned with clear title and 100% ownership to GGL. In many respects, the kimberlite sill, which is in the early stages of exploration, resembles the early stages at Snap Lake.

Our optimism about the Doyle sill has been fueled by the results of the microdiamond analysis recently performed on the original 1996 core. The chemistry of the indicator minerals, the microdiamonds and macrodiamonds recovered to date have given our geologists confidence that the Doyle sill may host an economic diamond deposit. Our plans this year include activities designed to extend the known size of the kimberlite body, to sample it, and to test new targets.

We consider our 100% ownership of the Doyle claims to be one of GGL's key assets.

In the Central Slave Craton region, which is home to the Ekati and Diavik diamond mines, we also have significant prospects. In the past year, airborne geophysical surveys and indicator mineral sampling helped us to narrow the exploration focus on our "CH" properties.

At the "Big Hole" at Fishback near Yellowknife, there is strong evidence pointing to the presence of kimberlite. A drill program is expected to start in mid April.

We are very optimistic about the future of your Company.

On behalf of the Board, I want to express appreciation to three Directors who will not be standing for re-election to the Board at this year's Annual and Special General Meeting. Not only has William "Vlad" Wolodarsky been a member of our Board for over 20 years, but he has been a keen shareholder and believer in GGL for as many years. John Auston, who has acted for five years as our Board Chairman, brought his unique experience and expertise to our board and for that we are extremely grateful. We thank Haig Farris for his past efforts on behalf of the Company.

We are pleased to nominate William Boden to stand as a new Director. He has been a longtime GGL shareholder and supporter.

GGL is truly blessed to have a team of committed professionals working hard to bring exploration success to the Company. They are the envy of our fellow explorers. We owe them a great deal.

We are always grateful for the ongoing support and encouragement of our many loyal shareholders – and we trust they will be rewarded with good news in the coming months.

On behalf of the Board,

(signed) "*Raymond A. Hrkac*"

Raymond A. Hrkac
President and Chief Executive Officer

# GGL DIAMOND CORP.

## Management Discussion and Analysis
## (Form 51-102F1)

### FOR THE TWELVE MONTHS ENDED NOVEMBER 30, 2004
### INFORMATION AS OF MARCH 23, 2005 UNLESS OTHERWISE STATED

*The following discussion of the results and financial position of the Company for the year ended November 30, 2004 should be read in conjunction with the Consolidated Financial Statements and related notes.*

From its founding in 1981, the Company has been engaged in the acquisition and exploration of mineral properties in North America. In the years up to 1992, the exploration focus was on gold and copper-gold prospects. As a result, the Company retains ownership of a gold-copper property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. At present, the Company has a 100% interest in 369,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 15,000 acres.

**Diamond Exploration, Slave Craton, Northwest Territories, Canada**

Since 1991, over 300 kimberlite bodies have been discovered on the Slave Craton, an area covering approximately 400 km by 600 km and composed of thick crustal rocks over 2.5 billion years old. Today there are two producing diamond mines: the Ekati Mine and the Diavik Mine which, together, have made Canada the world's third largest diamond producer by value.

**Doyle Lake Project, Southeast Slave Craton**

Two other potential diamond mines have been discovered in the southeast region of the Slave Craton. Winspear Resources, a junior explorer, discovered the first, Snap Lake, in 1996. It is now owned by De Beers Canada Inc. ("De Beers") and is scheduled to be producing diamonds in 2007. The second, Gahcho Kue, found by another junior Canadian explorer, Mountain Province Diamonds Inc. ("MPV"), contains an estimated gross diamond resource of $2.0 billion and its development for possible production is currently being evaluated by De Beers.

**Doyle Leases, De Beers 60%, GGL 40% (carried interest)**

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties by completing exploration expenditures of $4,650,000. As of November 30, 2004, De Beers had spent $7,494,496 on these properties.

In mid 2004, De Beers, as operator of the joint venture, elected to take to lease and retain in the joint venture a portion of the original Doyle project properties: the LA-4 to LA-9 claims inclusive and the fractional claims Extra 2 to Extra 4 inclusive. (the "Doyle Leases"). The balance of the LA claims were returned 100% to GGL. The Doyle Leases adjoin ground held by the joint venture between De Beers and Mountain Province Diamonds Inc. (the "De Beers/MPV joint venture") and the Hearne kimberlite pipe, one of the potentially commercial diamond pipes being evaluated by the De Beers/MPV joint venture, lies within 150 metres of the northern boundary of the De Beers/GGL properties.

To date, geophysical surveys, including recent ground gravity surveys conducted by De Beers, have identified five target areas on the De Beers/GGL joint venture leases. Forty percent of the extensive ground gravity survey initiated by De Beers remains to be completed.

GGL has recently submitted to De Beers a 2005 exploration plan and budget for the Doyle Leases with the request that De Beers, as operator of the joint venture, implement this exploration plan. Should De Beers decline to carry out a meaningful exploration program on the Doyle Leases, it is GGL's position that the Doyle Leases should be returned to GGL.

GGL is aware that De Beers seeks the co-operation of GGL with respect to the acquisition by the De Beers/MPV joint venture of certain surface rights to the Doyle Leases along its boundary with the De Beers/MPV joint venture ground. GGL has indicated that it is prepared to give such co-operation to the extent it doesn't prejudice any development on the Doyle Leases.

The Company is expecting to discuss these issues with De Beers in the near future.

**Doyle, GGL 100%-owned claims**

The LA-1, 2, 3, LA-10-30 inclusive and several fractional claims were returned to GGL by De Beers and are now held by GGL 100% without encumbrances.

The return of these claims represents an opportunity for GGL to evaluate on its own the economic potential of the diamondiferous kimberlite sill, and to drill potential kimberlite pipe targets identified by its exploration team.

The Doyle kimberlite sill was located in the fall of 1996 by the De Beers/GGL joint venture. Ensuing litigation precluded further exploration until the matter was resolved in favour of De Beers/GGL in May 2003.

De Beers funded a core drilling program along the near surface edge of the kimberlite and in doing so, traced the length of the kimberlite for two kilometres with an average thickness of 2 metres. Samples of the drill core sent for micro diamond analysis (MiDA) returned 161 diamonds in 84.50 kilograms. A subsequent audit, performed by Saskatchewan Research Council (SRC) on the residues from the MiDA, recovered an additional 16 diamonds, for a total of 177 stones. The largest stone recovered was described as a white, transparent fragment with dimensions of 1.40 x 1.14 x 0.59 mm.

The original 1996 core had never been sent out for micro diamond analysis because the litigation interrupted exploration efforts. Upon the return of the claims to GGL, the core was delivered to the Company and sent to SRC. In January 2005, SRC reported that 40 micro diamonds were recovered from 37.95 kilograms of drill core. Significantly, from this small sample, two macro diamonds, having dimensions of 1.10 x 1.00 x 0.80 mm and 0.90 x 0.90 x 0.60 mm respectively, were recovered.

This diamond-bearing kimberlite, traced for two kilometres and still open to extension, is a significant body whose down dip extension and thickness remains to be explored. The Doyle sill appears similar in geometry to the Snap Lake kimberlite, where extensive exploration was required to define the body and where the thickest part encountered was one kilometre down dip from the surface.

After the claims containing the kimberlite were returned to GGL, GGL received a report of the results from two 4.8 kg drill core samples sent by De Beers to the De Beers Geoscience Centre in Johannesburg for heavy mineral analysis (HMA) and microprobe analysis. The following excerpt is from the summary and remarks section of the report:

"Based on indicator major element mineral chemistry, the Gerle Gold (i.e. Doyle) kimberlite shows high diamond-bearing potential and favourable redox conditions for diamond preservation."

GGL has been asked the question: On the basis of this result, why did De Beers return the claims to GGL? We do not have a definitive answer, but we do know that De Beers' interest in the Doyle area is focused on the known resources on the MPV claims. They have publicly stated that the project may be their third Canadian diamond mine after Snap and Victor are brought into production (with the two producing an estimated $1 billion of diamonds per year). Should a production decision be made for the MPV pipes, approximately four to six years may be required to obtain the permits and construct a mine. With announced reserves on the MPV property enough to support production for 12 or more years, this level of activity would then occupy De Beers' attention for a total of 15 to 20 years.

We surmise that the decision to return the claims to GGL may have been made by the mining group of De Beers, which, we understand, was cool to the possibility of developing another sill. Given the lack of proven tonnage and grade on the Doyle claims, De Beers may have been reluctant to spend money to define reserves that they may not need for 20 years.

Our exploration group, including consultants who have extensive diamond experience, agrees that the Doyle kimberlite is in the early stages of exploration and that to ignore the positive evidence and not proceed would be a disservice to the Company and its shareholders.

They have recommended a program that would include the taking of a 20 to 40 tonne sample for MiDA and to drill a section(s) at right angles to the strike to explore the down dip potential of the kimberlite. Permits are in place for this work which, funding permitting, will start the summer of 2005.

In addition to further exploring and evaluating the Doyle kimberlite sill, GGL is also planning the exploration drilling of targets elsewhere on the LA claims, which have the potential to be kimberlite pipes.

In August and September 2004, GGL completed an exploration program, which included the collection of fifty-nine (59) indicator mineral samples and the ground evaluation of five potential kimberlite targets. This work has helped to identify drill targets at the head of the Ken Hicks train, and to define a drill target two kilometres west of the Doyle kimberlite. We continue to evaluate the results of this exploration to define other potential targets.

We believe that our 100% ownership in the Doyle claims is one of the main assets of the Company and look forward to further exploration.

**Properties in the Central Slave Craton**

The Ekatí and Diavík diamond mines are located in the central area of the Slave Craton. These two diamond mines, the first in Canada, together produce 11% by value of the world's diamond production. It is in this area where GGL has significant prospects.

In 1998 and 1999, the Company utilized its comprehensive and proprietary database to evaluate the Slave Craton for diamond potential. The central area proved to be the most promising and was available for staking. The Company began staking and confirmation kimberlite indicator mineral sampling in 2000. We hoped that one or two properties of merit would emerge from this work, little expecting that positive sampling results would lead us to acquire ten properties, which today total 285,997 acres.

With limited available funds, the work requirements to maintain and explore this large land package took longer than we would have wished, and the exploration is by no means at an end. However, we have located a sufficient number of prime drill targets that may well contain the successful outcome we are looking for.

Because kimberlites occur in clusters and clusters occur in fields of up to 100 or more kimberlite bodies, a single kimberlite discovery confirms the potential of an area. We have found three pipes on our Seahorse claims, while De Beers has found one pipe adjacent to our G claims and close to the Courageous claim group. More will be found and we believe one or more diamond mines could be the outcome.

In the past year, we completed airborne geophysical surveys, flying 8,000 line kilometres at 60-metre line spacing, using the Fugro Resolve Magnetic-Electromagnetic system. This survey, together with previous years' surveys, completes the airborne geophysics over the MacKay, Courageous, Seahorse/Shoe, Starfish, Zip-de, Winter Lake North, and Winter Lake South project areas.

In addition to geophysical surveys, kimberlite indicator mineral sampling is a technique used to assist in locating kimberlite pipes. Kimberlite indicator mineral sampling is both expensive and time-consuming and sometimes keeps us from making progress as quickly as our shareholders or we might like. However, indicator mineral sampling is an exploration method that is both necessary and effective.

It is expensive, costing $600 to $1,000 per sample. It is time consuming, particularly when considering the short 10 to 12 week period available per year for the collection of samples. And, it is time consuming not only to collect the samples, but also to ship, process, pick and probe the grains, plot and map – all of which takes another two to four months. At the end of this time, geologists are then in a position to know where the samples should have been and would need to be taken.

The more samples taken the better the definition of the target area, particularly when geophysics fails to define the source of the indicators. This past year we collected an additional 270 samples in the Courageous, Seahorse/Shoe, Starfish and Zip-de areas, helping to further define the more than 40 indicator trains and potential trains located to date.

We have selected drill targets on the Courageous, Seahorse/Shoe, Starfish and Zip-de claims. Some are drill ready, while others require ground geophysical surveys for final definition. All are being or will be compared, evaluated and prioritized. Some require winter ice conditions for drilling, while others are summer targets. We have secured a drill and crew and fuel is being mobilized over the winter road.

**Fishback Project, the "Big Hole", Southwest Slave Craton**

The Fishback project has elicited the most enquires from our shareholders, and its potential, despite the risks, has captured their imagination. For most investors, shares in exploration companies represent the potential for an extraordinary gain: they risk a small amount relative to their total assets, for the excitement of picking a winner. Over the decades, junior companies taking measured risks have been responsible for developing the major part of Canada's mineral wealth. In fact, it was the work and persistence of junior exploration companies, which led to the existence of Canada's two existing diamond mines. GGL has strived to create a portfolio of properties of merit, any one of which might bring success. In this portfolio, the Fishback stands out in terms of the potential risk reward ratio – and represents a risk many of our shareholders wish us to take.

The immediate area of interest is on the AJ claim, 70 kilometres northwest of Yellowknife. Here there are three kimberlite targets, the first of which was discovered in 1993, when a fixed wing airborne magnetic survey located a magnetic low anomaly, adjacent to the shore of a lake. It was subsequently selected as a drill target by a senior De Beers' geophysicist. At that time, only a few kimberlite indicator minerals were found, thus downgrading the target. GGL continued exploration in the area, finding support for this target in the results of a few lake sediment samples. Continued exploration led to the discovery that the central part of the lake was unusually deep, 75 metres of water, within a flat bottom oval depression a kilometre across, the Big Hole. By this time, it was known that Dry Bones Bay, the largest kimberlite found in the NWT, also in the southwest Slave Craton, had been found by drilling a deep hole in a lake.

Following the discovery of the "Big Hole", the Company took lake sediment samples and analysed them for trace elements common to kimberlite.

The results, similar to those obtained at Dry Bones Bay, indicated the presence of kimberlite. This led to an examination of the lakeshore and the discovery of large granite breccia boulders along the southwest shore directly down ice of the "Big Hole" and continuing to the shore near the first target. The boulders consist of fragments of altered granite and diabase surrounded by a carbonate rich matrix. Kimberlite indicators were recovered from this material. We now know that this type of breccia is commonly found adjacent to kimberlite intrusives but that kimberlite and its indicators are not commonly present. We were lucky.

A glacial lake much larger than the present Great Slave Lake occupied this area at the end of the ice age and over time, had washed the bedrock clean of the till we need to sample for kimberlite indicators. However, with pockets of washed till remaining in hollows, we treated previous samples and took new ones.

We found more kimberlite indicators including ilmenites with delicate coatings that seldom survive transport and therefore are most likely from a local source.

In May 2004, a Fugro airborne geophysical survey was flown over the lake. Although the "Big Hole" lies within a quiet magnetic area, a significant EM conductor was found over the southern part of the big hole. A ground gravity survey over the target identified an isolated gravity low 500 to 900 metres in diameter. The larger EM anomaly models as a conductor similar to known kimberlites. (The ground gravity survey also located a gravity anomaly close to shore; this is now our third target.)

In 2004, GGL attempted to drill the "Big Hole" by drilling an angle hole from the north shore of the lake. The hole deviated from the planned direction and was stopped, but not before it had intersected fine-grained ash like rock similar to material found near kimberlites.

There is nothing left to do but drill. The evidence for kimberlite is there. If a kimberlite is intersected, sampling will determine if diamonds are present.

We are proposing a $500,000 program to drill all three targets with two drill holes reserved for the "Big Hole".

**Future plans for diamond exploration**

All of the diamond exploration properties discussed above are 100% owned by GGL (except for the joint venture with De Beers on the Doyle Leases). The projects are all in the advanced stages of exploration with either defined drill targets or areas where the definition of drill targets is in progress.

To finance the further exploration of our properties, the Company will face dilution of its interest either through the dilution of share capital or dilution of its 100% interest in its properties in the case of joint ventures. In the earlier stages of exploration, investment funds tend to flow to companies that have a majority interest in their projects. Upon exploration success property dilution may be necessary to attract the financing required to develop a large project to production and be in the best interest of the shareholders.

A new dimension of production financing has recently been seen in the diamond industry, where diamond end users have provided substantial funding in return for access to diamonds. The Company has been approached by a group that has expressed an interest in such funding at a relatively early stage of in-ground diamond definition. This interest indicates the potential for the Company to take a smaller project to production without property dilution.

**Gold Properties**

**McConnell Creek Gold. Gold-Copper Property,**
**British Columbia, Canada**

The Company has converted its claims at McConnell Creek, a property 21 kilometres south of the Kemess open pit copper-gold mine, to the new Mineral Titles Online system of "cell claims" as required under the new act.
The property, owned 100% by GGL Diamond Corp. now totals 4,453.841 hectares in area.

The property contains significant gold values occurring within chlorite, sericite, carbonate, quartz veins hosted by a schistose shear zone in greenstone. This geological setting is common to many medium to world-class underground gold deposits. In addition, soil sampling has defined several areas with copper values up to 1000 ppm; the largest area is approximately 500 by 500 metres open to extension.

**Happy Creek Project,**

**Nevada, U.S.A.**

This property has the potential to host a deep-seated bonanza type epithermal gold-silver deposit. The Company has an option to acquire a 100% interest subject to royalty payments and is looking to farm out the exploration on behalf of itself and the owner.

Future plans for both the Happy Creek and McConnell properties include the possibility of forming a new company to continue the exploration.

**GENERAL**

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2004 and 2003 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

**Trends**

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

**Competitive Conditions**

The resource industry is intensively competitive in all of its phases. The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire suitable producing properties or prospects for exploration in the future on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result.

**Environmental Factors and Protection Requirements**

The Company conducts exploration and development activities in the Northwest Territories, Nevada and British Columbia. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with nil to minimal environmental impact.

**Risk Factors**

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

## Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of a body of commercial diamonds on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

## Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

## Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and gold and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

## Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds and gold or interests related thereto. The price of diamonds has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of diamond substitutes, diamond stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of diamonds, and therefore the economic viability of the Company's operations cannot accurately be predicted.

## Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

**Governmental Regulation**

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

**Aboriginal Rights**

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

**Management**

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

**Conflicts of Interest**

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

**Limited Operating History: Losses**

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2004, the Company's deficit was approximately $12,251,614.

**Price Fluctuations: Share Price Volatility**

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the financial year ended November 30, 2004, the per share price of the Company's shares fluctuated from a high of $0.47 to a low of $0.14. There can be no assurance that continual fluctuations in price will not occur.

**Shares Reserved for Future Issuance: Dilution**

As at November 30, 2004, there were 5,805,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

**Overall performance/results of operations**

As at November 30, 2004, the Company had incurred exploration costs on mineral properties of $2,452,860 (charter aircraft $551,017; drilling, trenching and sampling $369,348; licences and recording fees $55,180; salaries and wages $133,412; surveys $670,098; technical and professional services $365,955; transportation $163,132 and project supplies of $144,718). Exploration costs for the year ended November 30, 2004 are higher than 2003 by $899,980, an increase of 58%. The majority of this increase was for airborne and ground geophysical surveys conducted over our claims, chartered aircraft hired to move crews and equipment out to and between the properties and for consultants and employees hired to perform and monitor the exploration program. The increase in licences and recording fees was the result of purchasing a bond for the Doyle land use permit. The financing from the previous year and this year's private placements allowed the Company to conduct a much larger exploration program in 2004 than 2003.

On a per project basis, the Company spent the $2,452,860 exploration costs as follows: $1,696,111 on the CH project, $225,055 on the Doyle Lake project, $1,744 on the Clinton, $7,539 on the McConnell Creek, $10,885 on the Happy Creek Gold/Silver Property, $815 on Regional and $510,711 on the Fishback Lake and Dessert Lake Properties.

The Company reported a net loss of $1,244,264 for the year ended November 30, 2004 compared to a net loss of $954,129 for the year ended November 30, 2003 (an increase of 30% from 2003 to 2004). General administration expenses for the year ended November 30, 2004 were $848,219 compared to $515,374 for the year ended November 30, 2003 (an increase of 65% from 2003 to 2004). The increase in general administration expenses was primarily due to an increase in licences, taxes, insurance and fees (2004 - $76,012; 2003 - $61,215) and stock based compensation (2004 - $430,744; 2003 - $106,648). Insurance costs have increased due to changes in the expiration date of our insurance policies. Our insurance carrier changed the expiration dates to one common date. In 2004 the costs for a full year of aviation insurance and directors and officers' liability is included in the last quarter. Stock based compensation expense increased due to a change in the CICA Handbook section 3870 whereby all stock options granted effective January 1, 2004 are required to be accounted for using the fair value method. In 2003, only those options granted to consultants were calculated using the fair value method.

Revenue for the year ended November 30, 2004 was $30,218 consisting of interest income compared with $19,326 for the year ended November 30, 2003. The funds carried forward from 2003 and funds raised during the year generated more interest income for the Company.

**Acquisition and Disposition of Resource Properties and Write offs**

19 claims were staked during the year ended November 30, 2004 (6 McConnell Creek claims in British Columbia and 13 Fishback Lake claims in the Northwest Territories)

The write off of exploration and mineral property costs for the year ended November 30, 2004 was composed of $20,363 Clinton; $76,504 Fishback Lake and Dessert Lake; $42,759 Regional and $127,463 CH project. All of the Dessert Lake, Regional and Clinton claims werer written off in 2004.

**Related Party Transactions**

During the year ended November 30, 2004 the Company was billed a total of $97,993 ($3,688 of which is included in accounts payable in 2004) by R.A. Hrkac, the President and CEO for technical and professional services provided. For the year ended November 30, 2003 the Company was billed $106,100 ($58,100 of which is included in accounts payable in 2003) for technical and professional services by R.A. Hrkac and Chillchur Management, a company wholly owned by J. Haig deB. Farris, a director.

**Commitments**

The Company has entered into an operating lease agreement with respect to its office premises. A minimum payment of $5,303 in 2005 is required under the agreement. See Subsequent events.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2004. If the conditions precedent had been satisfied at November 30, 2004, the amount owing under the agreement would be approximately $176,358.

The Company has a mortgage loan on its Yellowknife house of approximately $56,959 which becomes due on January 1, 2005. The Company intends to renew the mortgage when it comes due. See Subsequent events.

**Accounting Policies**

Accounting polices are listed in Note 3 to the Consolidated Financial Statements for November 30, 2004.

**Change in Accounting Policy**

Effective December 1, 2003, the Company adopted on a prospective basis, the fair value method of accounting for all stock option awards granted to employees and directors, as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, *Stock-based compensation and other stock-based payments*. The Handbook provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to awards granted, modified or settled on or after December 1, 2003. Under the new standards, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

Pro-forma disclosure for options granted prior to December 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 8 to the Consolidated Financial Statements for November 30, 2004.

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

The change in accounting policy has no cumulative effect on the prior year's financial statements.

**Subsequent Events**

Subsequent to November 30, 2004, the following occurred:

(a) 80,000 stock options expired unexercised.

(b) the Company completed a private placement of 1,150,000 flow through shares at $0.20 per share for gross proceeds of $230,000. The proceeds from these flow through shares must be spent on Canadian Exploration Expenses ("CEE");

(c) the Company completed a private placement of $830,000 by way of a non-brokered placement of 4,150,000 units at $0.20 per unit. Each unit consists of one common share and one-half non transferable warrant. One whole warrant entitles the holder to purchase one common share for a term of two years at $0.25 per share in the first year and at $0.30 per share in the second year. The Company paid an 8% finders fee in connection with part of this private placement. The securities have hold periods expiring on July 8 and July 15, 2005.;

(d) the Company has not signed a new operating lease agreement on its office premises. The Company is now renting on a month to month basis and

(e) the Company has renewed its mortgage for two years at a rate of prime minus 0.5% per annum due December 3, 2006.

**Selected Annual Information**

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2004. This financial information is derived from the consolidated financial statements of the Company which were audited by Ellis Foster. The Company prepares financial information according to Generally Accepted Accounting Principles ("GAAP") and all information is reported in Canadian $.

| | November 30 (Audited) | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Total Revenues | 30,218 | 19,326 | 3,308 |
| Income from continuing operations | - | - | - |
| Net loss for the year | (1,244,264) | (954,129) | (751,782) |
| Net loss per share | (0.02) | (0.02) | (0.02) |
| Fully diluted net loss per share | (0.02) | (0.02) | (0.02) |
| Total Assets | 10,917,331 | 9,326,262 | 6,780,142 |
| Total Long-term financial liabilities | 42,806 | 57,676 | 70,800 |

No Cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

The Net Loss number is affected mainly by the administration costs and write off of exploration and mineral property costs incurred for each year. Revenues from 2002 to 2004 are interest income.

Interest income is dependent upon interest rates and the amount of financing raised each year by the Company. Interest rates will vary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs, general exploration costs and write off of exploration and mineral costs. The amount of a write off in each year is dependent upon the costs spent to date on the project(s) that is (are) being abandoned. Write offs of exploration and mineral property costs will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

## Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2004. Financial information is prepared according to GAAP and is reported in Canadian $.

| Quarter Ended: | November 30, 2004 ($) | August 31, 2004 ($) | May 31, 2004 ($) | February 29, 2004 ($) | November 30, 2003 ($) | August 31, 2003 ($) | May 31, 2003 ($) | February 28, 2003 ($) |
|---|---|---|---|---|---|---|---|---|
| Total Revenues | 6,919 | 265 | 784 | 22,250 | 9,203 | 5,027 | 3,975 | 1,121 |
| Net Income (Loss) | (459,963) | (95,136) | (436,210) | (252,955) | (635,294) | (111,314) | (107,262) | (100,259) |
| Net income (loss) per share | (0.008) | (0.001) | (0.007) | (0.004) | (0.01) | (0.002) | (0.002) | (0.002) |

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2003 or 2004. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season. Properties that will be abandoned are written off in the third and fourth quarter and increase the Net Loss.

## Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. Failure to obtain financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising their required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company's subsidiary, Gerle Gold (U.S.) Inc., has no source of financings and relies on the Company for advances to fund its work on the Happy Creek property.

The Company had working capital at November 30, 2004 of $791,843 compared with $1,417,470 as at November 30, 2003. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at November 30, 2004 the Company had $42,806 of long-term debt (mortgage loan) outstanding.

For the year ended November 30, 2004, the Company experienced a negative cash flow of $495,969 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as licences, taxes, insurance and fees and shareholders' meetings and reports. (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at November 30, 2004 was $882,400. The decrease in cash position compared to November 30, 2003 was due principally to a larger exploration program and less financing raised in 2004. See Note 4 - Mineral Properties and Deferred Exploration Costs and Note 7 – Share Capital in the Notes to the Consolidated Financial Statements.

During the year ended November 30, 2004, the Company:

(a) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE");

(b) issued 6,010,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $1,202,000; and

(c) issued 1,015,000 common shares pursuant to the exercise of stock options priced at $0.20 to $0.30 per common share for gross proceeds of $292,000

See Notes 7 and 8 of the Consolidated Financial Statements for November 30, 2004.

See Subsequent Events section regarding two private placements completed after year-end.

**Financial Instruments**

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, sundry receivable, and accounts payable and accrued liabilities and mortgage loans approximate their fair value because of the short-term nature of these instruments.

**Outstanding Share data as at March 23, 2005 (See Subsequent Events):**

(a) Authorized and issued share capital:

| Class | Par Value | Authorized | Issued Number |
|---|---|---|---|
| Common | No par value | 250,000,000 | 80,085,242 |

(b) Summary of options outstanding:

| Security | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Options | 65,000 | $0.20 | June 21, 2005 |
| Options | 150,000 | $0.25 | June 21, 2005 |
| Options | 200,000 | $0.30 | June 21, 2005 |
| Options | 105,000 | $0.50 | June 21, 2005 |
| Options | 519,000 | $0.25 | June 29, 2005 |
| Options | 100,000 | $0.25 | Aug. 8, 2005 |
| Options | 120,000 | $0.25 | Nov. 14, 2005 |
| Options | 120,000 | $0.30 | Jan. 16, 2006 |
| Options | 600,000 | $0.30 | March 1, 2006 |
| Options | 255,000 | $0.20 | July 16, 2006 |
| Options | 894,333 | $0.20 | July 18, 2007 |
| Options | 536,667 | $0.25 | Feb. 06, 2008 |
| Options | 320,000 | $0.30 | April 25, 2008 |
| Options | 50,000 | $0.45 | Aug. 15, 2008 |
| Options | 400,000 | $0.30 | Oct. 31, 2008 |
| Options | 915,000 | $0.50 | Jan. 15, 2009 |
| Options | 330,000 | $0.50 | March 19, 2009 |
| Options | 45,000 | $0.50 | June 29, 2009 |
| **Total** | **5,725,000** | | |

(c) There are no warrants outstanding.

| Security | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Warrants | 1,075,000 | $0.25/$0.30 | March 8, 2007 |
| Warrants | 1,000,000 | $0.25/$0.30 | March 15, 2007 |
| **Total** | **2,075,000** | | |

(d) There are no escrowed or pooled shares.

**Other Information**

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

**Forward Looking Statements**

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

(signed) *"Raymond A. Hrkac"*
Raymond A. Hrkac
President and CEO

(signed) "*Nick DeMare*"
Nick DeMare
Director and CFO

# GGL DIAMOND CORP.

Consolidated Financial Statements

November 30, 2004 and 2003

**Index**

# ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
www.ellisfoster.com

**AUDITORS' REPORT**

**To the Shareholders of**

**GGL DIAMOND CORP.**

We have audited the consolidated balance sheets of **GGL Diamond Corp.** as at November 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*"ELLIS FOSTER"*

Chartered Accountants

Vancouver, Canada
January 18, 2005

# GGL DIAMOND CORP.

Consolidated Balance Sheets
November 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | $ 882,400 | $ 1,575,129 |
| Marketable securities | 3,800 | 3,800 |
| Sundry receivables | 65,648 | 59,318 |
| Prepaid expenses | 223 | 3,807 |
| | 952,071 | 1,642,054 |
| **Mineral properties and deferred exploration costs** (Note 4) | 9,679,167 | 7,399,202 |
| **Property, plant and equipment** (Note 5) | 286,093 | 285,006 |
| | $ 10,917,331 | $ 9,326,262 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 146,075 | $ 211,460 |
| Current portion of mortgage loan (Note 6) | 14,153 | 13,124 |
| | 160,228 | 224,584 |
| **Mortgage loan** (Note 6) | 42,806 | 57,676 |
| | 203,034 | 282,260 |
| **SHAREHOLDERS' EQUITY** | | |
| **Share capital** (Note 7) | 22,393,539 | 19,909,724 |
| **Contributed surplus** | 572,372 | 141,628 |
| **Deficit** | (12,251,614) | (11,007,350) |
| | 10,714,297 | 9,044,002 |
| | $ 10,917,331 | $ 9,326,262 |

**Operations** (Note 1)
**Commitments** (Note 14)
**Subsequent events** (Note 15)

**Approved by the Board of Directors**

(signed) "*Raymond A. Hrkac*"
Raymond A. Hrkac

(signed) "*Nick DeMare*"
Nick DeMare

# GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **Administration costs** | | |
| Amortization | $ 3,325 | $ 1,980 |
| Consulting fees | 70,239 | 79,426 |
| Corporate relations | 31,486 | 31,635 |
| Interest expense | 811 | 940 |
| Legal and audit | 40,373 | 41,028 |
| Licences, taxes, insurance and fees | 76,012 | 61,215 |
| Office services and expenses | 103,913 | 104,227 |
| Shareholders' meetings and reports | 24,880 | 23,037 |
| Stock based compensation | 430,744 | 106,648 |
| Travel | 66,436 | 65,238 |
| **Operating loss** | (848,219) | (515,374) |
| **Other income (expenses)** | | |
| Interest income | 30,218 | 19,326 |
| Foreign exchange adjustments | (4,160) | (4,139) |
| Part XII.6 Tax expense (Note 12) | (9,297) | - |
| Exploration costs – general | (142,497) | (110,554) |
| Exploration costs – mortgage interest | (3,220) | (4,145) |
| Write-off of exploration and mineral property costs | (267,089) | (339,243) |
| | (396,045) | (438,755) |
| **Loss for the year** | (1,244,264) | (954,129) |
| **Deficit,** beginning of year | (11,007,350) | (10,053,221) |
| **Deficit,** end of year | $ (12,251,614) | $ (11,007,350) |
| **Loss per share** - basic and diluted | $ (0.02) | $ (0.02) |
| **Weighted average number of common shares outstanding** - basic and diluted | 70,830,544 | 59,243,822 |

## GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
Years Ended November 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **Cash flows from (used in) operating activities** | | |
| Loss for the year | $ (1,244,264) | $ (954,129) |
| Adjustment for items not involving cash: | | |
| - amortization of property, plant & equipment | 50,462 | 41,095 |
| - stock based compensation | 430,744 | 106,648 |
| - write off of exploration and mineral property costs | 267,089 | 339,243 |
| | (495,969) | (467,143) |
| Change in non-cash working capital items: | | |
| - sundry receivables | (6,330) | 23,047 |
| - prepaid expenses | 3,584 | 84,990 |
| - accounts payable and accrued liabilities | (65,385) | (145,359) |
| | (564,100) | (504,465) |
| **Cash flows from (used in) financing activities** | | |
| Shares issued for cash, net of share issuance cost | 1,494,000 | 3,552,084 |
| Share issued for cash – flow-through shares, net of share issuance costs | 989,815 | - |
| Principal reduction of mortgage loan | (13,841) | (13,124) |
| | 2,469,974 | 3,538,960 |
| **Cash flows from (used in) investing activities** | | |
| Mineral properties | (94,194) | (49,860) |
| Deferred exploration costs | (2,452,860) | (1,552,880) |
| Purchase of property, plant and equipment | (51,549) | (36,038) |
| | (2,598,603) | (1,638,778) |
| **(Decrease) increase in cash and cash equivalents** | (692,729) | 1,395,717 |
| **Cash and cash equivalents,** beginning of year | 1,575,129 | 179,412 |
| **Cash and cash equivalents,** end of year | $ 882,400 | $ 1,575,129 |
| **Supplementary cash flow information** | | |
| Cash paid for interest charges | $ 4,031 | $ 5,085 |
| Cash paid for income taxes | $ - | $ - |

## 1. Operations

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

## 2. Change in Accounting Policy

Effective December 1, 2003, the Company adopted on a prospective basis, the fair value method of accounting for all stock option awards granted to employees and directors, as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, *Stock-based compensation and other stock-based payments*. The Handbook provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to awards granted, modified or settled on or after December 1, 2003. Under the new standards, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

Pro-forma disclosure for options granted prior to December 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 8.

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

The change in accounting policy has no cumulative effect on the prior year's financial statements.

### 3. Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc. Rio Sonora is presently inactive. All inter-company transactions and balances have been eliminated.

(b) Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral properties interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Property Option Agreement

From time to time, the Company may acquire or dispose of mineral properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(d) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

3. **Significant Accounting Policies** *(continued)*

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost. Amortization of the property, plant and equipment is provided on a declining-balance basis at the following annual rates:

| | |
|---|---|
| Furniture and fixtures | 20% |
| Exploration equipment | 20% |

The Yellowknife house is amortized on a straight-line basis over 25 years.

(f) Marketable Securities

Marketable securities are stated at the lower of cost or market value.

(g) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

(h) Foreign Exchange Translation

The Company uses the temporal method for translating its U.S. operations from U.S. dollars to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in income and expenses.

(i) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

3. **Significant Accounting Policies** (continued)

(j) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(k) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2004, the Company does not have any asset retirement obligations.

(l) Long-lived Assets Impairment

Long-lived assets are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis. There were no impairment adjustments in fiscal years 2003 and 2004.

## 4. Mineral Properties and Deferred Exploration Costs

| | Balance November 30 2003 | 2004 Property Cost Additions | 2004 Exploration Cost Additions | 2004 Written Off | Balance November 30 2004 |
|---|---|---|---|---|---|
| Doyle Lake | $ 718,214 | $ - | $ 225,055 | $ - | $ 943,269 |
| Clinton | 18,619 | - | 1,744 | (20,363) | - |
| Fishback Lake and Dessert Lake | 246,825 | 62,911 | 510,711 | (76,504) | 743,943 |
| CH | 4,077,385 | - | 1,696,111 | (127,463) | 5,646,033 |
| Regional, NWT | 41,944 | - | 815 | (42,759) | - |
| Happy Creek | 907,030 | - | 10,885 | - | 917,915 |
| McConnell Creek and other | 1,389,185 | 31,283 | 7,539 | - | 1,428,007 |
| | $7,399,202 | $ 94,194 | $ 2,452,860 | $(267,089) | $ 9,679,167 |

| | Balance November 30 2003 | 2004 Additions | 2004 Written Off | Balance November 30 2004 |
|---|---|---|---|---|
| Mineral property costs | $ 483,597 | $ 94,194 | $ (41,370) | $ 536,421 |
| Deferred exploration costs | 6,915,605 | 2,452,860 | (225,719) | 9,142,746 |
| | $7,399,202 | $ 2,547,054 | $(267,089) | $ 9,679,167 |

Exploration costs incurred during the year are as follows:

| | 2004 | 2003 |
|---|---|---|
| Chartered aircraft | $ 551,017 | $ 206,309 |
| Drilling, trenching, sampling | 369,348 | 309,033 |
| Licences and recording fees | 55,180 | 29,341 |
| Project supplies | 144,718 | 108,399 |
| Salaries and wages | 133,412 | 107,585 |
| Surveys | 670,098 | 424,185 |
| Technical and professional services | 365,955 | 223,492 |
| Transportation | 163,132 | 144,536 |
| | $ 2,452,860 | $ 1,552,880 |

**4. Mineral Properties and Deferred Exploration Costs** (continued)

(a) Doyle Lake, Northwest Territories, Canada

Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties ("the Properties"), which consists of 9 claims (15,351.77 acres), by completing exploration expenditures of $4,650,000. To November 30, 2004, De Beers has spent $7,494,496 (to November 30, 2003-$6,838,009). All of the Company's 40% share of costs and expenses of prospecting, exploration, development and construction incurred preproduction and financed by De Beers or by way of third party borrowings will be recovered by De Beers out of 90% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs) from any mine constructed on the Properties with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 10% of such available cash flow will be distributed to the members in the Agreement in proportion to their interests in the Properties. If after the completion of a feasibility study and prior to the commencement of commercial production from the first mine, the members in the Agreement cease to carry on development work on the Properties otherwise than by reason of force majeure for a period of more than two years, interest other than interest on third party borrowings, shall cease to accrue during the portion of such period exceeding 2 years. When development work resumes, interest will continue to accrue.

In addition, the Company holds 38 claims (46,279.4 acres) (2003 - 4 claims; 8,943.5 acres) in the Doyle Lake area that are not subject to the Agreement. 34 of these claims were originally part of the Agreement and were returned to the Company in 2004.

(b) Fishback Lake and Dessert Lake, Northwest Territories, Canada

The Company owns 19 claims (36,834.68 acres) (2003 - 18 claims; 26,845 acres). In 2004, 13 new Fishback Lake claims were staked, 9 old Fishback Lake claims and all of the Dessert Lake claims were allowed to lapse.

(c) CH, Northwest Territories, Canada

The Company owns 129 claims (285,997 acres) (2003 – 139 claims; 311,822 acres), north-northeast of Yellowknife, acquired by staking during the years 2000 to 2003. In 2004, 10 claims were allowed to lapse.

(d) Clinton, Northwest Territories, Canada

The Company owns 6 claims (12,757.55 acres) (2003 – 6 claims; 12,757.55 acres). In 2004, all of the Clinton claims were allowed to lapse.

4. **Mineral Properties and Deferred Exploration Costs** (continued)

(e) Happy Creek, Nevada, U.S.A.

On June 1, 1985, the Company entered into an agreement through which it has the option to purchase an undivided 100% interest in certain mineral claims located in Humboldt County, Nevada (the Happy Creek property). The option purchase price is a 5% net smelter royalty, payable by advance minimum royalty payments of U.S. $50,000 on December 1 annually until U.S. $3,600,000 has been paid. Payments totalling U.S. $110,000 have been made. The royalty payment due December 1, 2004 was not paid but the agreement is in good standing, as the vendor has not issued a default notice. Once issued, the Company has 30 days to cure the default. The Company has been advised that a default notice will not be issued.

(f) McConnell Creek, British Columbia, Canada

The Company owns 10 mineral claims (140 units) in the Omineca Mining Division of British Columbia. Six claims were staked in 2004.

5. **Property, Plant and Equipment**

| | 2004 | | |
|---|---|---|---|
| | Cost | Accumulated amortization | Net book Value |
| Yellowknife land | $ 98,500 | $ - | $ 98,500 |
| Yellowknife house | 181,400 | 79,816 | 101,584 |
| Exploration equipment | 368,904 | 297,826 | 71,078 |
| Office furniture and fixture | 49,463 | 34,532 | 14,931 |
| | $ 698,267 | $ 412,174 | $ 286,093 |

| | 2003 | | |
|---|---|---|---|
| | Cost | Accumulated amortization | Net book Value |
| Yellowknife land | $ 98,500 | $ - | $ 98,500 |
| Yellowknife house | 181,400 | 72,560 | 108,840 |
| Exploration equipment | 327,803 | 258,353 | 69,450 |
| Office furniture and fixture | 39,015 | 30,799 | 8,216 |
| | $ 646,718 | $ 361,712 | $ 285,006 |

## 6. Mortgage Loan

| | 2004 | 2003 |
|---|---|---|
| Mortgage loan bearing interest at prime minus 0.5% per annum, repayable in blended bi-weekly payments of principal and interest of $639, due December 3, 2006, secured by land and building | $ 56,959 | $ 70,800 |
| Less: Principal due within one year | (14,153) | (13,124) |
| | $ 42,806 | $ 57,676 |

*Required blended payments on the loan are as follows:*

| | |
|---|---|
| Year ending November 30, | |
| 2005 | $ 16,602 |
| 2006 | 16,602 |
| 2007 (total due if mortgage is not renewed) | 27,535 |
| | 60,739 |
| Less: Interest | (3,780) |
| | 56,959 |
| Less: Principal due within one year | (14,153) |
| | $ 42,806 |

The carrying amount of the mortgage loan approximates its fair market value.

## 7. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

| | Shares | Amount |
|---|---|---|
| Balance, November 30, 2002 | 52,880,843 | $16,357,640 |
| Private placements, net of share issuance costs of $97,580 and finders' fees of $233,632 | 9,689,845 | 2,779,218 |
| Exercise of warrants | 1,897,332 | 498,200 |
| Exercise of stock options | 1,060,000 | 274,666 |
| Balance, November 30, 2003 | 65,528,020 | $19,909,724 |
| Private placement - flow-through shares, net of share issuance costs of $14,685 | 2,232,222 | 989,815 |
| Exercise of warrants | 6,010,000 | 1,202,000 |
| Exercise of stock options | 1,015,000 | 292,000 |
| Balance, November 30, 2004 | 74,785,242 | $22,393,539 |

(c) During the year ended November 30, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE");

(ii) issued 6,010,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $1,202,000; and

(iii) issued 1,015,000 common shares pursuant to the exercise of stock options priced at $0.20 to $0.30 per common share for gross proceeds of $292,000.

(d) At November 30, 2004, there were no share purchase warrants outstanding.

## 8. Stock Options

In 2004, the Company's Board of Directors ("the Board") approved and granted 1,475,000 stock options to the directors, officers, employees and consultants. Each option entitles its holder to acquire one common share of the Company at $0.50 per common share. These options are vested over an 18 month period varying between January 15, 2004 and September 29, 2006 and expire between January 15, 2009 and June 29, 2009. In 2004 the Company recorded $430,744 (2003 - $106,648) of stock based compensation expense for the stock options granted.

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Options outstanding as at November 30, 2002 | 5,843,500 | $0.26 |
| Granted | 1,625,000 | $0.28 |
| Exercised | (1,060,000) | $0.26 |
| Expired | (253,500) | $0.30 |
| Options outstanding as at November 30, 2003 | 6,155,000 | $0.27 |
| Granted | 1,475,000 | $0.50 |
| Exercised | (1,015,000) | $0.29 |
| Expired | (810,000) | $0.31 |
| Options outstanding as at November 30, 2004 | 5,805,000 | $0.32 |

| | | |
|---|---|---|
| 2004 options exercisable | 5,323,333 | $0.30 |
| 2003 options exercisable | 5,132,559 | $0.26 |

| | 2004 | 2003 |
|---|---|---|
| Weighted average remaining contractual life | 2.68 years | 2.47 years |
| Weighted average fair value of options granted during the year | $0.32 | $0.19 |

For disclosure purposes, the fair value of each option granted to an employee was estimated as of the date of grant using the *Black-Scholes option pricing model* with the following assumptions:

| | 2004 | 2003 |
|---|---|---|
| Risk-free interest rate | 3.3% | 5.5% |
| Dividend yield | 0% | 0% |
| Volatility | 58% | 107% |
| Approximate expected lives | 5 years | 5 years |

**8. Stock Options** (continued)

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Based on the computed option values and the number of the options issued, had the Company followed the fair value method of accounting for stock options granted to its employees and directors between January 1, 2000 and November 30, 2003 using the Black-Scholes Option Pricing Model, the Company would have recognized additional compensation expenses of $29,997 and $237,850 in 2004 and 2003, respectively. Pro-forma loss and loss per share information determined under the fair value method of accounting are as follows:

| | 2004 | 2003 |
|---|---|---|
| Net (loss) for the year: | | |
| -as reported | $(1,244,264) | $ (954,129) |
| -pro-forma | $(1,274,261) | $(1,191,979) |
| Basic and diluted (loss) per share: | | |
| -as reported | $(0.02) | $ (0.02) |
| -pro-forma | $(0.02) | $ (0.02) |

**9. Related Party Transactions**

(a) During the year, the Company was billed $97,993 (2003 - $106,100) by a director for technical and professional services. As at November 30, 2004 $3,688 (2003 – $58,100) of these billings remain unpaid and are included in accounts payable.

(b) See Note 14(b).

## 10. Income Taxes

A reconciliation of the statutory tax rate to the effective tax rate for the Company is as follows:

| | 2004 | 2003 |
|---|---|---|
| Statutory income tax rate | (38.0%) | (37.6%) |
| Tax loss not benefited | 38.0% | 37.6% |
| Effective tax rate | - | - |

As at November 30, 2004, the Company has non-capital losses, cumulative exploration, development and depletion expenses and undepreciated capital costs of approximately $1,437,000, $10,110,000 and $707,000, respectively, carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses will expire commencing in 2005 to 2014 if not utilized. The cumulative exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

## 11. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2004 and 2003.

The Company's total assets are segmented geographically as follows:

| | 2004 | 2003 |
|---|---|---|
| Canada | $ 9,999,416 | $ 8,419,232 |
| United States | 917,915 | 907,030 |
| | $ 10,917,331 | $ 9,326,262 |

## 12. Part XII.6 Tax Expense

During 2004, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December, 2003 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2004) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate between March 1 and May 31, 2004 was 5%. All the flow through funds were spent by May 31, 2004.

## 13. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, sundry receivable, and accounts payable and accrued liabilities and mortgage loans approximate their fair value because of the short-term nature of these instruments.

## 14. Commitments

(a) During 2002, the Company entered into a three year operating lease agreement with respect to its office premises. The minimum payment required under the agreement is $5,303. See Subsequent Events Note 15(c).

(b) Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2004. If the conditions precedent had been satisfied at November 30, 2004, the amount owing under the agreement would be $176,358.

## 15. Subsequent Events

Subsequent to November 30, 2004, the following occurred:

(a) 80,000 stock options expired unexercised;

(b) the Company completed a private placement of 1,150,000 flow through shares at $0.20 per share for gross proceeds of $230,000. The proceeds from these flow through shares must be spent on Canadian Exploration Expenses ("CEE");

(c) the Company has not signed a new operating lease agreement on its office premises. The Company is now renting on a month to month basis.

## 16. Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

# GGL DIAMOND CORP.

## *CORPORATE INFORMATION*

### *Head Office*

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Telephone: (604) 688-0546
Fax: (604) 688-0378
Web site: http://www.ggldiamond.com

### *Board of Directors*

John S. Auston
Nick DeMare
Raymond A. Hrkac
William Meyer
William Wolodarsky

### *Officers*

John S. Auston, Chairman
Raymond A. Hrkac, President and CEO
Nick DeMare, Secretary

### *Listing information*

TSX Venture Exchange Inc.
Tier 2
Symbol: GGL

GGL Diamond Corp. has an exemption under rule 12g 3-2(b) of the U.S. Securities and Exchange Act

### *Registrar and Transfer Agent*

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

### *Auditors*

Ellis Foster
Chartered Accountants
1650 West 1st Avenue
Vancouver, BC V6J 1G1

### *Barristers and Solicitors*

Davis & Company
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7

### *Corporate Relations*

Susan de Stein
(604) 684-3376
info@gerle.com

### *Annual and Special General Meeting*

The Annual and Special General Meeting of the Company will be held on Thursday, May 12, 2005 at 10:30 am (Pacific time) at:

Vancouver Convention and Exhibition Centre,
Meeting Room #18,
999 Canada Place,
Vancouver, British Columbia

# GGL DIAMOND CORP.

Consolidated Financial Statements

November 30, 2004 and 2003

**Index**

# ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
www.ellisfoster.com


## AUDITORS' REPORT

**To the Shareholders of**

**GGL DIAMOND CORP.**

We have audited the consolidated balance sheets of **GGL Diamond Corp.** as at November 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*"ELLIS FOSTER"*

Chartered Accountants

Vancouver, Canada
January 18, 2005

## GGL DIAMOND CORP.

Consolidated Balance Sheets
November 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | $ 882,400 | $ 1,575,129 |
| Marketable securities | 3,800 | 3,800 |
| Sundry receivables | 65,648 | 59,318 |
| Prepaid expenses | 223 | 3,807 |
| | 952,071 | 1,642,054 |
| **Mineral properties and deferred exploration costs** (Note 4) | 9,679,167 | 7,399,202 |
| **Property, plant and equipment** (Note 5) | 286,093 | 285,006 |
| | $ 10,917,331 | $ 9,326,262 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 146,075 | $ 211,460 |
| Current portion of mortgage loan (Note 6) | 14,153 | 13,124 |
| | 160,228 | 224,584 |
| **Mortgage loan** (Note 6) | 42,806 | 57,676 |
| | 203,034 | 282,260 |
| **SHAREHOLDERS' EQUITY** | | |
| **Share capital** (Note 7) | 22,393,539 | 19,909,724 |
| **Contributed surplus** | 572,372 | 141,628 |
| **Deficit** | (12,251,614) | (11,007,350) |
| | 10,714,297 | 9,044,002 |
| | $ 10,917,331 | $ 9,326,262 |

**Operations** (Note 1)
**Commitments** (Note 14)
**Subsequent events** (Note 15)

**Approved by the Board of Directors**

(signed) "*Raymond A. Hrkac*"
Raymond A. Hrkac

(signed) "*Nick DeMare*"
Nick DeMare

# GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **Administration costs** | | |
| Amortization | $ 3,325 | $ 1,980 |
| Consulting fees | 70,239 | 79,426 |
| Corporate relations | 31,486 | 31,635 |
| Interest expense | 811 | 940 |
| Legal and audit | 40,373 | 41,028 |
| Licences, taxes, insurance and fees | 76,012 | 61,215 |
| Office services and expenses | 103,913 | 104,227 |
| Shareholders' meetings and reports | 24,880 | 23,037 |
| Stock based compensation | 430,744 | 106,648 |
| Travel | 66,436 | 65,238 |
| **Operating loss** | (848,219) | (515,374) |
| **Other income (expenses)** | | |
| Interest income | 30,218 | 19,326 |
| Foreign exchange adjustments | (4,160) | (4,139) |
| Part XII.6 Tax expense (Note 12) | (9,297) | - |
| Exploration costs – general | (142,497) | (110,554) |
| Exploration costs – mortgage interest | (3,220) | (4,145) |
| Write-off of exploration and mineral property costs | (267,089) | (339,243) |
| | (396,045) | (438,755) |
| **Loss for the year** | (1,244,264) | (954,129) |
| **Deficit,** beginning of year | (11,007,350) | (10,053,221) |
| **Deficit,** end of year | $ (12,251,614) | $ (11,007,350) |
| **Loss per share -** basic and diluted | $ (0.02) | $ (0.02) |
| **Weighted average number of common shares outstanding** - basic and diluted | 70,830,544 | 59,243,822 |

## GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
Years Ended November 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **Cash flows from (used in) operating activities** | | |
| Loss for the year | $ (1,244,264) | $ (954,129) |
| Adjustment for items not involving cash: | | |
| - amortization of property, plant & equipment | 50,462 | 41,095 |
| - stock based compensation | 430,744 | 106,648 |
| - write off of exploration and mineral property costs | 267,089 | 339,243 |
| | (495,969) | (467,143) |
| Change in non-cash working capital items: | | |
| - sundry receivables | (6,330) | 23,047 |
| - prepaid expenses | 3,584 | 84,990 |
| - accounts payable and accrued liabilities | (65,385) | (145,359) |
| | (564,100) | (504,465) |
| **Cash flows from (used in) financing activities** | | |
| Shares issued for cash, net of share issuance cost | 1,494,000 | 3,552,084 |
| Share issued for cash – flow-through shares, net of share issuance costs | 989,815 | - |
| Principal reduction of mortgage loan | (13,841) | (13,124) |
| | 2,469,974 | 3,538,960 |
| **Cash flows from (used in) investing activities** | | |
| Mineral properties | (94,194) | (49,860) |
| Deferred exploration costs | (2,452,860) | (1,552,880) |
| Purchase of property, plant and equipment | (51,549) | (36,038) |
| | (2,598,603) | (1,638,778) |
| **(Decrease) increase in cash and cash equivalents** | (692,729) | 1,395,717 |
| **Cash and cash equivalents,** beginning of year | 1,575,129 | 179,412 |
| **Cash and cash equivalents,** end of year | $ 882,400 | $ 1,575,129 |
| **Supplementary cash flow information** | | |
| Cash paid for interest charges | $ 4,031 | $ 5,085 |
| Cash paid for income taxes | $ - | $ - |

## 1. Operations

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

## 2. Change in Accounting Policy

Effective December 1, 2003, the Company adopted on a prospective basis, the fair value method of accounting for all stock option awards granted to employees and directors, as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, *Stock-based compensation and other stock-based payments.* The Handbook provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to awards granted, modified or settled on or after December 1, 2003. Under the new standards, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

Pro-forma disclosure for options granted prior to December 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 8.

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

The change in accounting policy has no cumulative effect on the prior year's financial statements.

**3. Significant Accounting Policies**

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc. Rio Sonora is presently inactive. All inter-company transactions and balances have been eliminated.

(b) Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral properties interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Property Option Agreement

From time to time, the Company may acquire or dispose of mineral properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(d) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

3. **Significant Accounting Policies** (continued)

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost. Amortization of the property, plant and equipment is provided on a declining-balance basis at the following annual rates:

| | |
|---|---|
| Furniture and fixtures | 20% |
| Exploration equipment | 20% |

The Yellowknife house is amortized on a straight-line basis over 25 years.

(f) Marketable Securities

Marketable securities are stated at the lower of cost or market value.

(g) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

(h) Foreign Exchange Translation

The Company uses the temporal method for translating its U.S. operations from U.S. dollars to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in income and expenses.

(i) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

3. **Significant Accounting Policies** (continued)

(j) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(k) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2004, the Company does not have any asset retirement obligations.

(l) Long-lived Assets Impairment

Long-lived assets are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis. There were no impairment adjustments in fiscal years 2003 and 2004.

## 4. Mineral Properties and Deferred Exploration Costs

| | Balance November 30 2003 | 2004 Property Cost Additions | 2004 Exploration Cost Additions | 2004 Written Off | Balance November 30 2004 |
|---|---|---|---|---|---|
| Doyle Lake | $ 718,214 | $ - | $ 225,055 | $ - | $ 943,269 |
| Clinton | 18,619 | - | 1,744 | (20,363) | - |
| Fishback Lake and Dessert Lake | 246,825 | 62,911 | 510,711 | (76,504) | 743,943 |
| CH | 4,077,385 | - | 1,696,111 | (127,463) | 5,646,033 |
| Regional, NWT | 41,944 | - | 815 | (42,759) | - |
| Happy Creek | 907,030 | - | 10,885 | - | 917,915 |
| McConnell Creek and other | 1,389,185 | 31,283 | 7,539 | - | 1,428,007 |
| | $7,399,202 | $ 94,194 | $ 2,452,860 | $(267,089) | $ 9,679,167 |

| | Balance November 30 2003 | 2004 Additions | 2004 Written Off | Balance November 30 2004 |
|---|---|---|---|---|
| Mineral property costs | $ 483,597 | $ 94,194 | $ (41,370) | $ 536,421 |
| Deferred exploration costs | 6,915,605 | 2,452,860 | (225,719) | 9,142,746 |
| | $7,399,202 | $ 2,547,054 | $(267,089) | $ 9,679,167 |

Exploration costs incurred during the year are as follows:

| | 2004 | 2003 |
|---|---|---|
| Chartered aircraft | $ 551,017 | $ 206,309 |
| Drilling, trenching, sampling | 369,348 | 309,033 |
| Licences and recording fees | 55,180 | 29,341 |
| Project supplies | 144,718 | 108,399 |
| Salaries and wages | 133,412 | 107,585 |
| Surveys | 670,098 | 424,185 |
| Technical and professional services | 365,955 | 223,492 |
| Transportation | 163,132 | 144,536 |
| | $ 2,452,860 | $ 1,552,880 |

**4. Mineral Properties and Deferred Exploration Costs** (continued)

(a) Doyle Lake, Northwest Territories, Canada

Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties ("the Properties"), which consists of 9 claims (15,351.77 acres), by completing exploration expenditures of $4,650,000. To November 30, 2004, De Beers has spent $7,494,496 (to November 30, 2003-$6,838,009). All of the Company's 40% share of costs and expenses of prospecting, exploration, development and construction incurred preproduction and financed by De Beers or by way of third party borrowings will be recovered by De Beers out of 90% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs) from any mine constructed on the Properties with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 10% of such available cash flow will be distributed to the members in the Agreement in proportion to their interests in the Properties. If after the completion of a feasibility study and prior to the commencement of commercial production from the first mine, the members in the Agreement cease to carry on development work on the Properties otherwise than by reason of force majeure for a period of more than two years, interest other than interest on third party borrowings, shall cease to accrue during the portion of such period exceeding 2 years. When development work resumes, interest will continue to accrue.

In addition, the Company holds 38 claims (46,279.4 acres) (2003 - 4 claims; 8,943.5 acres) in the Doyle Lake area that are not subject to the Agreement. 34 of these claims were originally part of the Agreement and were returned to the Company in 2004.

(b) Fishback Lake and Dessert Lake, Northwest Territories, Canada

The Company owns 19 claims (36,834.68 acres) (2003 - 18 claims; 26,845 acres). In 2004, 13 new Fishback Lake claims were staked, 9 old Fishback Lake claims and all of the Dessert Lake claims were allowed to lapse.

(c) CH, Northwest Territories, Canada

The Company owns 129 claims (285,997 acres) (2003 – 139 claims; 311,822 acres), north-northeast of Yellowknife, acquired by staking during the years 2000 to 2003. In 2004, 10 claims were allowed to lapse.

(d) Clinton, Northwest Territories, Canada

The Company owns 6 claims (12,757.55 acres) (2003 – 6 claims; 12,757.55 acres). In 2004, all of the Clinton claims were allowed to lapse.

## 4. Mineral Properties and Deferred Exploration Costs (continued)

(e) Happy Creek, Nevada, U.S.A.

On June 1, 1985, the Company entered into an agreement through which it has the option to purchase an undivided 100% interest in certain mineral claims located in Humboldt County, Nevada (the Happy Creek property). The option purchase price is a 5% net smelter royalty, payable by advance minimum royalty payments of U.S. $50,000 on December 1 annually until U.S. $3,600,000 has been paid. Payments totalling U.S. $110,000 have been made. The royalty payment due December 1, 2004 was not paid but the agreement is in good standing, as the vendor has not issued a default notice. Once issued, the Company has 30 days to cure the default. The Company has been advised that a default notice will not be issued.

(f) McConnell Creek, British Columbia, Canada

The Company owns 10 mineral claims (140 units) in the Omineca Mining Division of British Columbia. Six claims were staked in 2004.

## 5. Property, Plant and Equipment

| | 2004 | | |
|---|---|---|---|
| | Cost | Accumulated amortization | Net book Value |
| Yellowknife land | $ 98,500 | $ - | $ 98,500 |
| Yellowknife house | 181,400 | 79,816 | 101,584 |
| Exploration equipment | 368,904 | 297,826 | 71,078 |
| Office furniture and fixture | 49,463 | 34,532 | 14,931 |
| | $ 698,267 | $ 412,174 | $ 286,093 |

| | 2003 | | |
|---|---|---|---|
| | Cost | Accumulated amortization | Net book Value |
| Yellowknife land | $ 98,500 | $ - | $ 98,500 |
| Yellowknife house | 181,400 | 72,560 | 108,840 |
| Exploration equipment | 327,803 | 258,353 | 69,450 |
| Office furniture and fixture | 39,015 | 30,799 | 8,216 |
| | $ 646,718 | $ 361,712 | $ 285,006 |

### 6. Mortgage Loan

| | 2004 | 2003 |
|---|---|---|
| Mortgage loan bearing interest at prime minus 0.5% per annum, repayable in blended bi-weekly payments of principal and interest of $639, due December 3, 2006, secured by land and building | $ 56,959 | $ 70,800 |
| Less: Principal due within one year | (14,153) | (13,124) |
| | $ 42,806 | $ 57,676 |

Required blended payments on the loan are as follows:

| | |
|---|---|
| Year ending November 30, | |
| 2005 | $ 16,602 |
| 2006 | 16,602 |
| 2007 (total due if mortgage is not renewed) | 27,535 |
| | 60,739 |
| Less: Interest | (3,780) |
| | 56,959 |
| Less: Principal due within one year | (14,153) |
| | $ 42,806 |

The carrying amount of the mortgage loan approximates its fair market value.

## 7. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

| | Shares | Amount |
|---|---|---|
| Balance, November 30, 2002 | 52,880,843 | $16,357,640 |
| Private placements, net of share issuance costs of $97,580 and finders' fees of $233,632 | 9,689,845 | 2,779,218 |
| Exercise of warrants | 1,897,332 | 498,200 |
| Exercise of stock options | 1,060,000 | 274,666 |
| Balance, November 30, 2003 | 65,528,020 | $19,909,724 |
| Private placement - flow-through shares, net of share issuance costs of $14,685 | 2,232,222 | 989,815 |
| Exercise of warrants | 6,010,000 | 1,202,000 |
| Exercise of stock options | 1,015,000 | 292,000 |
| Balance, November 30, 2004 | 74,785,242 | $22,393,539 |

(c) During the year ended November 30, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE");

(ii) issued 6,010,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $1,202,000; and

(iii) issued 1,015,000 common shares pursuant to the exercise of stock options priced at $0.20 to $0.30 per common share for gross proceeds of $292,000.

(d) At November 30, 2004, there were no share purchase warrants outstanding.

## 8. Stock Options

In 2004, the Company's Board of Directors ("the Board") approved and granted 1,475,000 stock options to the directors, officers, employees and consultants. Each option entitles its holder to acquire one common share of the Company at $0.50 per common share. These options are vested over an 18 month period varying between January 15, 2004 and September 29, 2006 and expire between January 15, 2009 and June 29, 2009. In 2004 the Company recorded $430,744 (2003 - $106,648) of stock based compensation expense for the stock options granted.

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Options outstanding as at November 30, 2002 | 5,843,500 | $0.26 |
| Granted | 1,625,000 | $0.28 |
| Exercised | (1,060,000) | $0.26 |
| Expired | (253,500) | $0.30 |
| Options outstanding as at November 30, 2003 | 6,155,000 | $0.27 |
| Granted | 1,475,000 | $0.50 |
| Exercised | (1,015,000) | $0.29 |
| Expired | (810,000) | $0.31 |
| Options outstanding as at November 30, 2004 | 5,805,000 | $0.32 |
| 2004 options exercisable | 5,323,333 | $0.30 |
| 2003 options exercisable | 5,132,559 | $0.26 |

| | 2004 | 2003 |
|---|---|---|
| Weighted average remaining contractual life | 2.68 years | 2.47 years |
| Weighted average fair value of options granted during the year | $0.32 | $0.19 |

For disclosure purposes, the fair value of each option granted to an employee was estimated as of the date of grant using the *Black-Scholes option pricing model* with the following assumptions:

| | 2004 | 2003 |
|---|---|---|
| Risk-free interest rate | 3.3% | 5.5% |
| Dividend yield | 0% | 0% |
| Volatility | 58% | 107% |
| Approximate expected lives | 5 years | 5 years |

**8. Stock Options** (continued)

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Based on the computed option values and the number of the options issued, had the Company followed the fair value method of accounting for stock options granted to its employees and directors between January 1, 2000 and November 30, 2003 using the Black-Scholes Option Pricing Model, the Company would have recognized additional compensation expenses of $29,997 and $237,850 in 2004 and 2003, respectively. Pro-forma loss and loss per share information determined under the fair value method of accounting are as follows:

| | 2004 | 2003 |
|---|---|---|
| Net (loss) for the year: | | |
| -as reported | $(1,244,264) | $ (954,129) |
| -pro-forma | $(1,274,261) | $(1,191,979) |
| Basic and diluted (loss) per share: | | |
| -as reported | $(0.02) | $ (0.02) |
| -pro-forma | $(0.02) | $ (0.02) |

**9. Related Party Transactions**

(a) During the year, the Company was billed $97,993 (2003 - $106,100) by a director for technical and professional services. As at November 30, 2004 $3,688 (2003 – $58,100) of these billings remain unpaid and are included in accounts payable.

(b) See Note 14(b).

## 10. Income Taxes

A reconciliation of the statutory tax rate to the effective tax rate for the Company is as follows:

| | 2004 | 2003 |
|---|---|---|
| Statutory income tax rate | (38.0%) | (37.6%) |
| Tax loss not benefited | 38.0% | 37.6% |
| Effective tax rate | - | - |

As at November 30, 2004, the Company has non-capital losses, cumulative exploration, development and depletion expenses and undepreciated capital costs of approximately $1,437,000, $10,110,000 and $707,000, respectively, carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses will expire commencing in 2005 to 2014 if not utilized. The cumulative exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

## 11. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2004 and 2003.

The Company's total assets are segmented geographically as follows:

| | 2004 | 2003 |
|---|---|---|
| Canada | $ 9,999,416 | $ 8,419,232 |
| United States | 917,915 | 907,030 |
| | $ 10,917,331 | $ 9,326,262 |

## 12. Part XII.6 Tax Expense

During 2004, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December, 2003 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2004) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate between March 1 and May 31, 2004 was 5%. All the flow through funds were spent by May 31, 2004.

## 13. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, sundry receivable, and accounts payable and accrued liabilities and mortgage loans approximate their fair value because of the short-term nature of these instruments.

## 14. Commitments

(a) During 2002, the Company entered into a three year operating lease agreement with respect to its office premises. The minimum payment required under the agreement is $5,303. See Subsequent Events Note 15(c).

(b) Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2004. If the conditions precedent had been satisfied at November 30, 2004, the amount owing under the agreement would be $176,358.

## 15. Subsequent Events

Subsequent to November 30, 2004, the following occurred:

(a) 80,000 stock options expired unexercised;

(b) the Company completed a private placement of 1,150,000 flow through shares at $0.20 per share for gross proceeds of $230,000. The proceeds from these flow through shares must be spent on Canadian Exploration Expenses ("CEE");

(c) the Company has not signed a new operating lease agreement on its office premises. The Company is now renting on a month to month basis.

## 16. Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.